As filed with the Securities and Exchange Commission on January 23, 2012

Securities Act File No. 333-175902

Investment Company Act File No. 811-22260

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

(Check appropriate box or boxes)

RMR REAL ESTATE INCOME FUND

(Exact Name of Registrant as Specified in Charter)

TWO NEWTON PLACE

255 WASHINGTON STREET, SUITE 300

NEWTON, MASSACHUSETTS 02458

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(617) 332-9530

(Area Code and Telephone Number)

Adam D. Portnoy, President

RMR Real Estate Income Fund

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

(Name and Address of Agent for Service)

With copies to:

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036-6522 (212) 735-3000	Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed by the Registrant on Form N-14 on October 24, 2011, are incorporated herein by reference.

This amendment is being filed in order to file:

•      As Exhibit 1(b) to this Registration Statement, Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust of the Registrant, changing the Registrant’s name from “RMR Asia Pacific Real Estate Fund” to “RMR Real Estate Income Fund” and the principal address of the Registrant and of the Registrant’s Trustees from “400 Centre Street, Newton, Massachusetts 02458” to “Two Newton Place, 255 Washington St., Suite 300, Newton, MA 02458.”

•      As Exhibit 2 to this Registration Statement, the Amended and Restated Bylaws of the Registrant, changing the Registrant’s name from “RMR Asia Pacific Real Estate Fund” to “RMR Real Estate Income Fund.”

•      As Exhibit 12 to this Registration Statement, the tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special U.S. Federal income tax counsel for the Registrant.

1

PART C: OTHER INFORMATION

Item 15.  Indemnification.

There has been no change in the information set forth in Item 15 of the most recently filed Registration Statement of RMR Real Estate Income Fund (the “Registrant”) on Form N-14 under the Securities Act of 1933 (File No. 333-175902), as filed with the Securities and Exchange Commission on October 24, 2011, which information is incorporated herein by reference.

Item 16.  Exhibits.

Exhibit No.		Description of Exhibit
(1)
	(a)	Amended and Restated Agreement and Declaration of Trust of the Registrant dated June 16, 2009(1)
	(b)	Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust of the Registrant dated January 20, 2012 — filed herewith
(2)		Amended and Restated Bylaws of the Registrant dated January 20, 2012 — filed herewith
(3)		Not applicable
(4)		Form of Agreement and Plan of Reorganization(2)
(5)		Specimen Share Certificate for Common Shares(3)
(6)
	(a)	Form of Investment Advisory Agreement between the Registrant and RMR Advisors, Inc.(3)
	(b)	Form of Investment Subadvisory Agreement among the Registrant, RMR Advisors, Inc. and MacarthurCook Investment Managers Limited(4)
	(c)	Form of New Investment Advisory Agreement between the Registrant and RMR Advisors, Inc.(5)
(7)		Not applicable
(8)		Not applicable
(9)		Form of Custodian Agreement between the Registrant and State Street Bank and Trust Company(3)
(10)		Not applicable
(11)		Opinion and consent of Skadden, Arps, Slate, Meagher & Flom LLP(6)
(12)		Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP — filed herewith
(13)
	(a)	Form of Transfer Agent Services Agreement between the Registrant and Wells Fargo Bank, N.A.(3)
	(b)	Form of Administration Agreement between the Registrant and RMR Advisors, Inc.(3)
	(c)	Form of Subadministration Agreement between RMR Advisors, Inc. and State Street Bank and Trust Company(3)
	(d)	Form of DTC Letter of Representations(6)
	(e)	Form of Auction Agency Agreement with The Bank of New York Mellon with respect to Registrant’s Preferred Shares(6)
	(f)	Form of Broker-Dealer Agreement with respect to Registrant’s Preferred Shares(6)
	(g)	Form of Wells Fargo Credit Agreement(6)
(14)		Consent of Ernst & Young LLP, independent registered public accounting firm for the Registrant(6)
(15)		Not applicable.
(16)		Power of Attorney, dated June 1, 2011(7)
(17)
	(a)	Form of Payment Agreement(2)
	(b)	Joint Code of Ethics of the Registrant’s Investment Advisor and the Funds(7)
	(c)	Code of Ethics of MacarthurCook Investment Managers Limited(6)
	(d)	Form of Proxy for RAP Common Shareholders(6)
	(e)	Form of Proxy for RIF Preferred and Common Shareholders(6)

(1)   Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Form N-14, filed on June 17, 2009.

(2)   Included as an appendix to the Statement of Additional Information included in Pre-Effective Amendment No. 1 to the Registrant’s Form N-14, filed on October 24, 2011.

(3)   Filed as an exhibit to the Registrant’s Form N-2, filed on March 30, 2009.

(4)   Filed as an exhibit to the Registrant’s Form N-SAR, filed on February 26, 2010.

(5)   Included as an appendix to the Joint Proxy Statement/Prospectus included in Pre-Effective Amendment No. 1 to the Registrant’s Form N-14, filed on October 24, 2011.

(6)   Filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Form N-14, filed on October 24, 2011.

(7)   Filed as an exhibit to the Registrant’s Form N-14, filed on July 29, 2011.

Item 17.  Undertakings.

(1)           The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933 (the “1933 Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)           The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton and Commonwealth of Massachusetts on the 23rd day of January, 2012.

RMR REAL ESTATE INCOME FUND

By:	/s/ Karen Jacoppo-Wood
Name:	Karen Jacoppo-Wood
Title:	Vice-President and Assistant Secretary

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

*		Trustee, President and Principal Executive Officer	January 23, 2012
Adam D. Portnoy

*		Treasurer and Chief Financial Officer	January 23, 2012
Mark L. Kleifges

*		Trustee	January 23, 2012
Barry M. Portnoy

*		Trustee	January 23, 2012
Jeffrey P. Somers

*		Trustee	January 23, 2012
John L. Harrington

*		Trustee	January 23, 2012
Arthur G. Koumantzelis

*By:	/s/ Karen Jacoppo-Wood	Attorney-in-Fact	January 23, 2012

EXHIBIT INDEX

Exhibit No.		Description of Exhibits

1	(b)	Amendment No. 1 to Amended and Restated Agreement and Declaration of Trust of the Registrant dated January 20, 2012

2		Amended and Restated Bylaws of the Registrant dated January 20, 2012

12		Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to the Registrant’s reorganization with Old RMR Real Estate Income Fund